CAPITALA SECURITIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the year ended December 31, 2023
And Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70342

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Capitala Securities**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4201 Congress Street, Suite 360C

(No. and Street)

Charlotte	**NC**	**28209**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christine Alala	**(704) 790-1666**	calala@capitalasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP

(Name – if individual, state last, first, and middle name)

15 South Main Street #800	**Greenville**	**SC**	**29601**
(Address)	(City)	(State)	(Zip Code)
06/07/05		**2324**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Christine Alala_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Capitala Securities, LLC_____, as of __12/31_____, 2 __023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Melanie P. Cooke
Notary Public
Mecklenburg County
North Carolina
My Commission Expires 11/8/2025

Signature: *Christine Alala*

Title:
President, CCO and Director

Melanie P. Cooke
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Capitala Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capitala Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2022.

GreerWalker

Certified Public Accountants
February 5, 2024
Greenville, SC

CAPITALA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

Assets		
Cash and cash equivalents	$	170,249
Advisory fee receivables		
Gross		368,750
Allowance for credit loss		(368,750)
Advisory fee receivables, net		-
Prepaid expenses		28,358
Fixed assets, net		2,027
Related party receivables		138
Total assets	$	200,772
Liabilities		
Accounts payable and accrued expenses	$	8,043
Total liabilities		8,043
Member's equity		
Member's equity		192,729
Total member's equity		192,729
Total liabilities and member's equity	$	200,772

The accompanying notes are an integral part of the financial statements.

CAPITALA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

Note 1—Organization and nature of operations
Capitala Securities, LLC (the "Company"), which is wholly-owned by Capitala Securities Holding Corp. (the "Parent Company"), is an investment banking firm primarily providing mergers and acquisition advisory and private capital solutions to lower middle market companies. The Financial Industry Regulatory Authority ("FINRA") approved the Company's application to be registered as a full-service broker dealer. The Company executed the FINRA membership agreement to be a full-service broker dealer on July 20, 2022 and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). The Company was registered as a Capital Acquisition Broker Dealer until July 20, 2022. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies
Adoption of New Accounting Standard - On January 1, 2023, the Company adopted Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ASC 326. This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023 using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The impact of the adoption was not considered material to the financial statements and primarily resulted in enhanced disclosures.

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Fixed assets - Fixed assets are stated at cost, less accumulated depreciation. Fixed assets are comprised of computer equipment. As of December 31, 2023, accumulated depreciation totaled $1,152. Depreciation is calculated using the straight-line method over an estimated useful life of five years.

Revenue – The Company's revenues are generated primarily through merger and acquisition related advisory and consulting services. The Company receives advisory fees to compensate for the substantial research and analysis performed as part of the underlying transactions. The Company believes the performance obligation for providing advisory and consulting services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received throughout the year and are recognized in the period for

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

which the advisory services are provided.

The Company also provides advisory services in raising capital. Revenue earned for successful closing of raising capital is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

The following table disaggregates the Company's fee income based on the timing of revenue recognition for the year ended December 31, 2023:

Fees earned at a point in time	$ 550,000
Fees earned over time	962,634
Total advisory fees	$ 1,512,634

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred income until earned by the Company. Advisory fees receivables from customers are recognized on the accompanying statement of financial condition and recorded net of allowances for expected credit losses of $0 and $185,070 as of December 31, 2023 and December 31, 2022, respectively.

Advisory Fees Receivable - The Company extends credit to its customers under standard payment terms, generally requiring payment within 30 days from the invoice date. Accounts receivable are reduced by an allowance for expected credit losses ($368,750 as of December 31, 2023), which reflects management's estimate of the risk of loss due to credit default. The Company recognizes the amount of change in current expected credit losses as an allowance gain or loss in advisory fees if the allowance gain or loss is incurred in the same year as being earned or in operating expenses in any year subsequent to earning the advisory fee in the accompanying statement of operations. Accounts are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Changes in the allowance for credit losses during the year ended December 31, 2023 were as follows:

Balance at January 1, 2023	$ 131,250
Impact of the adoption of CECL	-
Provision for credit losses	237,500
Write-offs	-
Recoveries	-
Balance at December 31, 2023	$ 368,750

Management estimates the allowance for expected credit losses by applying historical credit loss rates to accounts receivable aging categories. Management considers historical loss information to be a reasonable base for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Related-party transactions – The Company has an agreement in which a related party, Capitala Private Advisors, LLC ("CPA") will provide certain administrative and accounting services, use of office space and equipment, and other overhead costs. The agreement provides for a $9,000 monthly fee to be paid by the Company to CPA. In addition to the monthly fee, additional administrative expenses relating to expenses paid by CPA on behalf of the Company will

CAPITALA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

be subject to reimbursement. Other expenses may include, but are not limited to, insurance expense, legal fees, and professional database service expenses. Total related-party expenses are included on the accompanying statement of operations and amounted to $108,000 for the year ended December 31, 2023. As of December 31, 2023, the Company had no related party payables.

The Company has an agreement in place to provide CPA monthly advisory services in connection with various fundraising, financing, and investment activities engaged in by CPA. For the year ended December 31, 2023, related party fees associated with this arrangement and included within Advisory fees on the accompanying statement of operations amounted to $60,000.

The Company has an agreement in place to provide a related party, Capitala Financial Advisors, LLC ("CFA") monthly advisory services in connection with various fundraising, financing, and investment activities engaged in by CFA. For the year ended December 31, 2023, related party fees associated with this arrangement and included within Advisory fees on the accompanying statement of operations amounted to $24,000.

Income taxes - The Company is not subject to U.S. federal, state or local income taxes. The Parent Company is liable for the taxes based on the Company's passthrough taxable income and capital gains.

Accounting Standards Codification 740 - Income Taxes ("ASC 740") provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken on the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The tax positions taken or expected to be taken have been analyzed and the establishment of a liability for uncertain tax positions is not required as of December 31, 2023. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. For the year ended December 31, 2023, the Company did not incur interest or penalties. The tax years ended December 31, 2020, December 31, 2021, December 31, 2022, and December 31, 2023 are subject to tax examination.

Note 3— Net Capital requirements
The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2023, the Company had net capital of $162,206 which was $157,206 in excess of its minimum required net capital of $5,000. As of December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was 0.0496 to 1.

Note 4—Member's Equity
The Parent Company is subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interests can be transferred, and new members can be admitted.

Note 5—Indemnification agreements
The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects any potential risk of loss to be remote.

Note 6 — Commitments and Contingencies
The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

CAPITALA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

Note 7 — Subsequent events
In connection with the preparation of these financial statements, the Company evaluated subsequent events through the date the financial statements were available to be issued.